Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December	13, 2005

Mr. Wilson K. Lee

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digitas Inc.

Form 10-K for the year ended December 31, 2004

Filed on March 15, 2005

File No. 000-29723

Dear Mr. Lee:

This letter is submitted on behalf of Digitas Inc. (“Digitas” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), as set forth in the Staff’s letter dated November 30, 2005 (the “November 30 Letter”), to Mr. Brian K. Roberts.

For reference purposes, the text of the November 30 Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the November 30 Letter and we have bolded the headings of our responses thereto. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K.

Form 10-K for the Year ended December 31, 2004

Financial Statements and Notes

Note 14. Commitments and Contingencies, pages F-26 – F-27

1.	We note that Modem Media is a guarantor for the office lease obligations of CentrPort, Inc. Tell us how you considered paragraphs 5, 14 and 15 of FIN 46(R) in determining whether CentrPort, Inc. represented a variable interest entity and whether you were the primary beneficiary.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 13, 2005

RESPONSE: Digitas Inc. acquired Modem Media, Inc. (“Modem Media” or “Modem”) on October 15, 2004, in a stock-for-stock transaction. Prior to the acquisition, Modem Media held an equity investment in the common stock and Series A Redeemable Preferred Stock of CentrPort, Inc. (“CentrPort”).

In October 2002, CentrPort issued shares of Series B Redeemable Preferred Stock (the “Series B Preferred Stock”) to some of its existing investors for approximately $5 million. Modem did not participate in the Series B financing despite the fact that they were an existing stockholder. As a result of the issuance of the Series B Preferred Stock, Modem’s investment was diluted down to approximately 9% of the equity interests in CentrPort.

As of December 31, 2003, Modem determined that its investment in CentrPort was fully impaired and recorded a charge to write-down its investment balance to zero. In addition, Modem was a guarantor of the office lease obligations of CentrPort. Digitas advises the Staff that in connection with its acquisition of Modem, Digitas considered the applicability of FIN 46(R) in relation to Modem’s investment in CentrPort and related lease guarantee obligation. Digitas analyzed the applicability of FIN 46(R) and considered the criteria for consolidation set forth in paragraph 5 of FIN 46(R). Digitas’ FIN 46(R) analysis was performed as of October 2002, the date of the CentrPort Series B financing.

Paragraph 7 of FIN 46(R) notes that the initial determination should be reconsidered upon the occurrence of certain events. These events include (1) a change in the entity’s governing documents or contractual arrangements in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk; (2) a return of the equity investment or a portion of the equity investment to the equity investors, exposing other interests to expected losses of the entity; (3) additional activities taken on or additional assets acquired by the entity, beyond those that were anticipated at the inception of the entity or the latest reconsideration event, that would increase the entity’s expected losses; and (4) the receipt of additional equity investment that is at risk or the curtailment or modification of activities in a way that decrease expected losses. A significant event which would change the design of the entity and call into question (1) whether the entity’s equity investment at risk is sufficient or (2) whether the rights and obligations provided to holders of the entity’s at-risk equity investment are characteristic of a controlling financial interest triggers a reconsideration event.

CentrPort’s Series B financing, which occurred in October 2002, constitutes a reconsideration event under FIN 46(R) since it changes the design of the entity’s equity investment at risk. To Digitas’ knowledge, CentrPort did not issue any common or preferred stock or enter into any other agreements or take any other actions that would have changed its equity investment at risk subsequent to the Series B financing in October 2002. As a result,

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 13, 2005

October 2002 should be considered the latest reconsideration date for purposes of applying FIN 46(R).

The analysis of CentrPort’s status as a variable interest entity as of October 2002, the reconsideration date, focused on the criteria for consolidation in paragraph 5 of FIN 46(R). Digitas determined that CentrPort did not meet any of the criteria discussed in paragraph 5. As a result, Digitas determined that CentrPort was not considered a variable interest entity. Digitas considered the following criteria, as of October 2002, in reaching this conclusion:

1. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders (FIN 46(R), paragraph 5.a.).

Under the relevant guidance, an entity must have sufficient equity to induce lenders or other investors to provide the funds necessary for the entity to conduct its activities. CentrPort raised approximately $5 million in October 2002. The financing was expected to fund CentrPort’s current operations and be used in bringing the entity to profitability. FIN 46(R) provides an entity with alternatives in demonstrating whether an equity investment at risk is sufficient: (1) by demonstrating the ability to finance its activities without additional subordinated financial support; (2) by having at least as much equity as a similar entity that finances its operations with no additional subordinated financial support; or (3) by comparing the entity’s equity investment at risk to its calculated expected losses. If the equity investment at risk is insufficient to absorb expected losses, the entity is a variable interest entity. An analysis was prepared to determine if CentrPort had sufficient equity at risk. The analysis compared all common and preferred stock investments at October 2002, valued at approximately $18.9 million, to CentrPort’s expected losses at that time. From this analysis, Digitas determined that CentrPort’s equity investment at risk was more than sufficient to absorb the expected losses at October 2002 and that the condition outlined in paragraph 5.a. of FIN 46(R) was not met.

2. As a group, the holders of the equity investment at risk do not have the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity (FIN 46(R), paragraph 5.b.(1)).

The determination of whether the holders of an entity’s equity investment at risk have voting control of the entity must take into account whether other parties have the right to make or participate in decisions about an entity’s activities. The holders of the equity investment at risk at October 2002 mainly consisted of the Series A and Series B preferred stockholders as they provided CentrPort with its funding over the past years. The Series A and Series B stockholders

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 13, 2005

had the majority voting interests on CentrPort’s Board of Directors, and therefore controlled its operations and decision making. Holders of the Series A and Series B preferred stock were entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote, with the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of the vote. As the residual equity holders control the operations of the entity, the condition outlined in paragraph 5.b.(1) of FIN 46(R) was not met.

3. As a group, the holders of the equity investment at risk do not have the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity (FIN 46(R), paragraph 5.b.(2)-(3)).

The holders of the equity investment at risk must have the obligation to absorb the expected losses and cannot be directly or indirectly protected from expected losses by the entity itself or other parties involved with the entity. The existence of contractual arrangements which shield equity holders from the risk of loss and residual returns may indicate that an entity is a variable interest entity. Guarantees and other arrangements that protect variable interest holders in an entity after the holders of the equity investment at risk have lost their total investment do not violate this condition. CentrPort’s equity holders participated fully in CentrPort’s residual economics, both positive and negative. Modem Media’s guarantee of CentrPort Inc.’s facility lease was in excess of $5 million in October 2002. Since the lease guarantee was not a guarantee of CentrPort’s assets, the existence of the lease guarantee by itself does not cause CentrPort to be considered a variable interest entity. There were no other arrangements that would have caused the holders of the equity investment at risk to absorb the expected losses or receive the expected residual returns of the entity. As such, the equity holders participated fully in CentrPort’s residual economics, and the condition outlined in paragraph 5.b.(2)-(3) of FIN 46(R) was not met.

4. The voting rights of some investors are not proportional to their obligations to absorb the expected losses or receive the expected residual returns of the entity, or both, and substantially all of the entity’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights (FIN 46(R), paragraph 5.c.).

As noted above, holders of CentrPort’s Series A and Series B Preferred Stock were entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote, with the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of the vote. In addition, the Series A

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

December 13, 2005

and Series B Preferred Stockholders controlled the majority of the votes on the Board of Directors. As CentrPort had no disproportionate or non-substantive voting interests, the condition outlined in paragraph 5.c. of FIN 46(R) was not met.

As none of the criteria for consolidation in paragraph 5 of FIN 46(R) were met as of October 2002, Digitas determined that CentrPort was not a variable interest entity under FIN 46(R). Accordingly, it was not necessary to consider whether the Company is the primary beneficiary as described in paragraphs 14 and 15 of FIN 46(R). Furthermore, there were no events requiring reconsideration of CentrPort’s status as a variable interest entity as of the filing date of Digitas’ Form 10-K for the year ended December 31, 2004.

* * * *

Digitas acknowledges that

•	the Company is responsible for the adequacy and accuracy of its disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require further additional information, please do not hesitate to contact me at (617) 570-1526.

Sincerely,

/s/    John T. Haggerty

John T. Haggerty

cc:	Brian K. Roberts

Digitas Inc.

Ernest W. Cloutier

Digitas Inc.